5-1-02

02033937

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Viver sem fronteiras

Contacts:



Tele Nordeste Celular Participações S.A.
Walmir Urbano Kesseli
55.81.3216.2591
Fabíola Almeida
55.81.3216.2594
fabiola.almeida@timnordeste.com.br
Polyana Maciel
55.81.3216.2593
polyana.maciel@timnordeste.com.br
Leonardo Wanderley
55.81.3216.2813
leonardo.wanderley@timnordeste.com.br

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES FIRST QUARTER 2002 RESULTS



Recife, Brazil (May 6, 2002) – Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the first quarter of 2002 in accordance with Brazilian GAAP.

- **65% market share at the end of March 2002 – stable since June 2000;**
- **EBITDA margin of 44.1% in the quarter, reaching R$94.4 million.**

Operational Highlights

Commercial activities during the first quarter of 2002 resulted in the consolidated gross addition of 146,843 clients, of which 120,856, or 82.3%, where prepaid. Consolidated net additions during the first quarter of 2002 totaled 51,046 clients, all prepaid, as a result of the disconnection of 10,831 clients due to non-payment. These disconnections were carried out in order to clean up the client base and reduce the bad debt expense. Excluding them, the consolidated net additions for the quarter were 61,877.

The Company had a total of 1,808,706 clients on March 31, 2002, of which 768,141 (42.5%) were post paid clients and 1,040,565 (57.5%) were prepaid clients. The market share at the end of the first quarter 2002 was estimated at 65%, and has been stable since June 2000.


WORLD
NEWS

The bad debt provision criteria was changed in January, in order to follow the trend observed in the receivable accounts during the last few quarters. Since then, Tele Nordeste Celular's operating companies are adopting the following criteria:

New Provisioning Criteria

Receivable accounts	%
Following due	1
Overdue until 30 days	1
Overdue between 31 and 60 days	1
Overdue between 61 and 90 days	35
Overdue between 91 and 120 days	55
Overdue between 121 and 150 days	75
Overdue between 151 and 180 days	95
Overdue more than 180 days	100

During the first quarter of 2002 the bad debt was 4.1% of gross revenue, versus 2.2% during the fourth quarter of 2001, and 4.8% during the first quarter of 2001. The increase in the first quarter of 2002 is mainly due to the change in the bad debt provision criteria.

During the first quarter of 2002 another new service was launched for the corporate client in 1Q02: an electronic bill, with a detail of all calls made, in order to facilitate monthly accounting. This "e-bill" is sent by e-mail to the client, and allows for the extraction of information into spreadsheets and tables which can help the client control their costs.

Also in the first quarter of 2002 the operating companies of Tele Nordeste Celular widened their points-of-sale for pre-paid phones, with the objective of reaching the people of the C and D classes, in a unique partnership with Post Offices. This arrangement has great possibilities for attracting potential clients in the interior of the states, with the strategy of selling handsets along with simple plans.

One project to improved the digital services of TIM and increased traffic capacity for Fernando de Noronha Island was conclude. In this way, TIM offer various digital services like Short Message, TIMNet, WAP and others, which were previously inaccessible to residents and visitors to the island.

We also had during the first quarter of 2002, the Timmy de Campeões' promotion with the objective of encouraging clients to recharge their pre-paid telephones. The promotion involves instant prizes, whereby the client who is buying credits can automatically win extra credits (from R$2.00 to R$50.00), and those who fill out and send in their coupon are could win a trip to Fernando de Noronha Island, new cars, and even a house valued at R$60,000. This is just one of the initiatives that we have to get closer to our pre-paid clients.

SAC

The subscriber acquisition cost for the first quarter 2002 was R$107.17, compared to R$156.45 during the fourth quarter 2001, and R$94.53 during the first quarter 2001.

Financial Highlights

Tele Nordeste Celular's consolidated net income for the first quarter 2002 was R$23.2 million, or R$0.07 per lote of 1,000 shares, against R$28.2 million net income during the fourth quarter 2001, and R$10.1 million during the first quarter of 2001.

For the first quarter of 2002, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$94.4 million and R$44.8 million, representing respectively margins of 44.1% and 20.9% over the consolidated net operational revenue. In the fourth quarter 2001 the datas were EBITDA of R$92.6 million and EBIT of R$44.3 million, representing margins of 41.8% and 20.0% respectively.

Compared to the first quarter 2001, the EBITDA was R$79.2 million and EBIT was R$36.9 million, representing margins of 39.2% and 18.3% respectively.


EBITDA (in US$000)
100
80
60
40
20
0
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02

Consolidated net operating revenue for the first quarter 2002 reached R$214.3 million, compared to R$221.4 million during the fourth quarter of 2001, and R$202.3 million during the first quarter 2001.

Consolidated net operating revenue during the first quarter 2002 decreased by 3.2% when compared with the fourth quarter of 2001. This reduction was mainly due to the 59.6% reduction in net revenues from handsets and accessories, as a reflection of the decision made by Tele Nordeste Celular's operating companies, to only supply cellular handsets and accessories through their own shops. Excluding net sales from handsets and accessories net sales, the reduction of the telecom service revenues was 1.4%

In relation to the first quarter of 2001, the consolidated net operating revenue increased by 5.9%, due to the 9.5% increase in net telecom services revenue, which compensated for the 69.5% drop in revenues from handset and accessory sales.


Net Operating Revenue (in US$000)
230
220
210
200
190
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02

Selected Consolidated Financial Data (in thousands of Reais

	2002	2001	
	1°Q	4°Q	1°Q
Revenue			
- Usage charges	129,031	122,525	113,530
- Monthly subscription payments	43,505	47,753	42,733
- Network usage charges	92,118	98,727	84,993
- Sales of handsets	9,420	16,524	15,191
- Other	2,399	2,913	1,113
Subtotal	276,473	288,442	257,560
- Value added and other indirect taxes	(62,199)	(67,009)	(55,300)
Net Operating revenue	214,274	221,433	202,260
Cost of services and of goods sold			
- Depreciation e amortization	(35,189)	(33,737)	(29,973)
- Personal	(2,325)	(2,272)	(2,481)
- Materials and services	(96)	(128)	(137)
- Circuit leasing and related expenses	(6,155)	(6,196)	(8,849)
- Leases and insurance	(2,848)	(2,902)	(2,938)
- Cellular handset costs	(5,967)	(15,193)	(12,545)
- Fistel	(230)	(262)	(182)
- Plant support and maintenance	(2,703)	(2,764)	(1,761)
- Network usage charges	(33,741)	(31,968)	(27,559)
- Other	(1,490)	(1,376)	(2,114)
Subtotal	(90,744)	(96,798)	(88,539)
Gross Profit	123,530	124,635	113,721

Consolidated gross profit for the first quarter 2002 reached R$123.5 million, representing a 0.9% when compared to the fourth quarter of 2001 and an increase of 8.6% when compared with the first quarter 2001. The quarter-over-quarter reduction was due to a 3.2% decrease in net operating revenue. The increase in gross profit year-over-year, on the other hand, was due to a 5.9% increase in net operating revenue which made up for the increase of 2.5% in cost of goods sold and services rendered.


Gross Profit (in US$000)
125
120
115
110
105
100
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02

5

Selected Financial Data (in thousands of Reais)

	2002	2001	
	1ºQ	4ºQ	1ºQ
Operating Expenses			
- Selling	43,872	48,734	48,110
- General and administrative	24,360	23,395	24,774
- Other operating expenses, net	10,518	8,189	3,897
Subtotal	**78,750**	**80,318**	**76,781**
- Net financial expenses (excluding interest on own capital)	1,670	(632)	17,114
Total	**80,420**	**79,686**	**93,895**

Consolidated net operating expenses increased by 0.9% compared to the fourth quarter of 2001, due to an increase in net financial expenses and general and administrative expenses. In relation to the first quarter 2001, however, total expenses were 14.4% lower, due to lower consolidated net financial and sales expenses.

Consolidated bad debt expenses during the first quarter of 2002 reached R$11.2 million, representing 4.1% over the gross revenue, an increase of 73.4% (from R$6.5 million to R$11.2 million) when compared to the fourth quarter 2001 and a reduction of 9.1% when compared to the first quarter of 2001. The quarter-over-quarter increase is mainly due to, as already mentioned, the change in criteria for bad debt provisioning.


Net Operating Expenses (in US$000)
95
90
85
80
75
70
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02

Amortization of Goodwill

On June 30, 2000 Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the premium paid during the privatization process from Bitel Participações S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring is aimed at taking advantage of a fiscal benefit estimated at R$200 million over 8 years, through to 2008, which will be incorporated into their share capital by the operating companies, with significant financial benefits for them. A proposal for the merger of the operating companies is awaiting Anatel's approval.

On March 31, the consolidated amortization of the premium, net of reversal of the provision for the integrity of shareholder's equity, was R$6.3 million, generating a fiscal benefit of the same value.

Capitalization of the Fiscal Benefit

The Extraordinary General Shareholders Meeting of April 04, 2002 approved the proposal of the Board of Directors to increase the capital of Tele Nordeste Celular in the amount of the fiscal benefit generated during the year 2001, or R$23.6 million.

The notice to the shareholders about the capital increase was released on April 8, 2002. The full document is attached.

Capitalization of Retained Profits

The Extraordinary General Shareholders Meeting of April 4, 2002 approved the proposal of the Board of Directors to increase the Company's social capital in the amount of R$78.8 million, which is a part of the total retained earnings, in accordance with Brazilian laws, about the limit of the earnings reserves in relation to the capital, corresponding to: (i) 75% of the amount of the realization of the realizable profits reserve (R$52.5 million); (ii) balance remain in the account "retained profits" from previous exercises (R$26.3 million).

Dividends and Interest on Shareholders' Equity

The Ordinary General Shareholders' Meeting of April 4, 2002 approved the proposal of the Board of Directors to payment of interest on shareholders' equity and complementary dividends.

The proposal approved by the Ordinary Shareholders' Meeting distributed annual dividends equivalent to 25% of the adjusted net income of 2001, after deducting 5% (R$3.3 million) for the legal reserve and adding R$70.0 million from the realizable profit reserve and after the special dividends reserve's deduction in the amount of R$14.8 million. This represented total dividends of R$18.2 million, or R$0,05 per 1,000 shares, net of income tax, which will be paid part as interest on shareholders' equity as per Brazilian legislation and part as complementary dividends.

The initial payment date of the above mentioned dividend payment will be June 03, 2002.

Dividends Payable Reserve

A General Shareholder's Meeting held on April 4, 2002 approved a proposal presented by the Company's Management to create a dividends payable reserve account, in the amount of R$14.8 million, corresponding to dividends declared for the fiscal year ended December 31, 2001. The purpose of the reserve account is to ensure adequate management of the Company's finances while at the same time meeting investment requirements in order to satisfy demand. These dividends will be distributed to shareholders of record on the date of the General Shareholders' Meeting, at which shareholders will decide upon the the usage of net earnings and distribution of dividends.

ARPU

The blended average revenue per user (ARPU), net of taxes, for the first quarter of 2002 was R$39.50 per month, compared to R$41.56 per month in the fourth quarter of 2001, and R$41.86 per month for the first quarter of 2001. This lower ARPU figure is due to the increase of pre-paid clients as a percentage of the client base. In March 2002 the client base was 57.5% prepaid. In addition, in 2002 blocking is carried out on a partial basis, and as a result, only incoming traffic revenues are generated by these clients.

Competition

The Company estimates that its market share at the end of the first quarter of 2002 was approximately 65% in terms of number of accesses. The penetration rate in the region at the end of March 2002 was estimated at 10.2%, compared to the penetration rate in Brazil of approximately 17.4% (29.5 million lines).

Debt Profile

Consolidated debt as of March 31, 2002, was R$349.3 million, with R$66.5 million maturing in the short-term. The debt in foreign currency in the amount of R$131.6 million was totally hedged to Reais and with pre-fixed costs, in line with the Company's policy of minimizing exposure to foreign currency risks and interest rate fluctuations. The net consolidated debt at March 31, 2002 was R$ 117.2 million, representing a reduction of 33.5%, when compared to the end of the year 2001.

Capital Expenditures

During the first quarter of 2002, the company invested R$8.7 million. The investments were directed to the optimization of the network.

On March 31, 2002 the Company had 896 radio base stations (RBEs), of which 10 were mobile and provided service in 307 municipalities that corresponded to coverage of 75% of the population. Network digitalization was on the order of 75.4%; that is, 75.4% of voice channels were digital, with 95% of clients using digital handsets.

Human Resources

The number of employees as of March 31, 2002, totaled 1,283, including full-time, and temporary employees.


Productivity (Clients per employee)
1.600
1.400
1.200
1.000
800
600
400
200
-
1Q/01
4Q/01
1Q/02

Annexes:

- Selected historical statistics
- EBITDA calculation
- Financial statements as of March 31, 2002 and 2001
- Announcements to the shareholders

Consolidated Statistics

	1Q02	4Q01	1Q01
Clients			
- Total	1,808,706	1,757,660	1,556,619
Net additions	51,046	76,635	45,619
Market share (%)	65	65	66
Market share marginal (%)	75	61	77
Growth over same period of the previous year (%)	16.2	16.3	18.5
Estimated population of region (in millions)	29.5	27.2	26.3
Penetration rate (%)			
- Tele Nordeste	6.5	6.6	5.9
- Total	10.1	10.3	9.0
Municipalities covered	307	307	307
MOU total	118.34	132.6	136.1
Churn total (%)	5.4	4.2	5.8
Blended ARPU (R$)	39.50	41.20	41.83
SAC – Subscriber acquisition cost (R$)	107	156	100
Digitalization rate (%)			
- Network	75	75	74
- Clients	95	94	90
Coverage			
- Population	75	75	75
- Geographical area	29	29	29
Workforce	1,283	1,367	1,648

EBITDA (in thousands of Reais)

	1Q02	4Q01	1Q01
Net operational revenue	214,273	221,433	202,260
Operational income	43,110	34,067	19,826
Depreciation	43,306	42,014	35,993
Amortization of the goodwill	6,295	6,297	6,297
Financial income	(12,465)	(11,682)	(4,501)
Financial expenses	14,135	21,933	21,615
EBITDA	**94,381**	**92,629**	**79.230**
% EBITDA	**44.05**	**41.8**	**39,2**

Balance Sheet

March 31, 2002 and 2001
(in thousands of Reais)

	Parent Company		Consolidated	
	03.31.2002	03.31.2001	03.31.2002	03.31.2001
Assets				
Curent assets				
Cash equivalents	190	178	232,090	69,940
Trade accounts receivable	-	-	117,478	122,550
Inventory	63	28	6,395	12,636
Telecommunications companies	-	-	28,407	50,524
Taxes and contributions receivable	2,578	2,171	37,842	37,935
Deferred income and social contribution taxes	965	1,080	48,691	43,536
Dividends and interest on shareholders' equity	18,336	8,662	-	-
Other rights	1,405	1,142	21,516	30,078
	23,537	**13,261**	**492,419**	**367,199**
Noncurrent assets				
Tax incentives	-	-	1,891	2,077
Deferred income and social contribution taxes	3,626	-	135,536	160,361
Loan to subsidiaries	3,534	15,670	-	-
Amounts in litigation	29	-	10,054	1,083
	7,189	**15,670**	**147,481**	**163,521**
Permanent assets				
Investments	648,257	578,622	12,630	-
Property, plant and equipment	3,999	4,877	652,009	697,250
Deferred asset	-	-	-	3,967
	652,256	**583,499**	**664,638**	**701,217**
	682,982	**612,430**	**1,304,538**	**1,231,937**

Balance Sheet

March 31, 2002 and 2001
(in thousands of Reais)

	Parent Company		Consolidated	
	03.31.2002	03.31.2001	03.31.2002	03.31.2001
Liabilities				
Current liabilities				
Suppliers	917	862	41,722	33,032
Financing and loans	-	-	48,898	58,113
Debentures	-	-	17,636	-
Taxes payable	411	802	69,960	34,498
Salaries and vacation pay	2,567	1,843	6,596	4,893
Subsidiaries	12,710	4,013	-	-
Telecommunications companies	-	-	10,516	30,949
Dividends and interest on shareholders' equity	21,229	11,594	30,943	18,963
Other liabilities	4,019	7,371	19,790	19,827
	41,853	**26,485**	**246,060**	**200,275**
Noncurrent liabilities				
Financing and loans	-	-	82,734	136,147
Debentures	-	-	200,000	200,000
Other liabilities	40	-	6,230	903
	40	**-**	**288,964**	**337,050**
Minority interest	**-**	**-**	**128,424**	**108,667**
Shareholders' equity				
Capital stock	186,054	108,843	186,054	108,843
Capital reserves	-	204,068	-	204,068
Special reserves	188,948	-	188,948	-
Profit reserves	118,511	170,405	118,511	170,405
Retained profits	147,576	102,629	147,576	102,629
	641,089	**585,945**	**641,089**	**585,945**
	682,982	**612,430**	**1,304,538**	**1,231,937**

Statement of Income

For the quarter end on March 31, 2002 and 2001
(in thousands of Reais)

	Holding		Consolidado	
	31.03.2002	31.03.2001	31.03.2002	31.03.200
Revenues				
Telecommunications services and sale of goods	-	-	276,473	257,5
Deductions	-	-	(62,199)	(55,30
Net revenues	-	-	214,274	202,2
Cost of goods sold and services rendered	-	-	(90,745)	(88,53
Gross profit	-	-	123,529	113,7
Operating revenues (expenses)				
Selling expenses	-	-	(43,872)	(48,11
Administrative and general expenses	(1,984)	(4,338)	(24,360)	(24,77
Financial expenses	(620)	(89)	(14,135)	(21,61
Financial income	171	84	12,465	4,5
Equity in income of subsidiaries	24,778	15,389	(1,554)	
Other operating income	-	-	3,017	5,3
Other operating expenses	(7)	(795)	(13,534)	(9,25
Operating income (loss)	22,338	10,251	41,556	19,8
Nonoperating income	472	-	851	1
Nonoperating expenses	-	(1)	(880)	(14
Income before reversal of interest on shareholders' equity and income and social contribution taxes	22,810	10,250	41,527	19,8
Income and social contribution taxes	788	(189)	(10,065)	(4,87
Employee profit sharing	-	-	-	
Reversal of interest on shareholders' equity	(350)	-	(792)	(48
Net income (loss) before minority interest	23,248	10,061	30,670	14,4
Minority interest	-	-	(7,422)	(4,41
Net income (loss)	23,248	10,061	23,248	10,0
Net income (loss) per lot of a thousand shares	0.07	0.03		
Number of shares at year end (thousands)	337,768,635	334,399,028		

12

Announces to the shareholders

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF: 02.558.156/0001-18
NIRE: 533.0000575-3

NOTICE TO SHAREHOLDERS
CAPITAL INCREASE

We hereby notify our Shareholders and Market in General that, the Special Shareholders' Meeting of Tele Nordeste Celular Participações S.A. ("Tele Nordeste Celular" or "Company") held on April 4, 2002, approved a capital increase in the amount of R$ 23,550,639.15 (twenty three million, five hundred and fifty thousand, six hundred and thirty nine reais and fifteen cents), whereby the Company's capital now amounts to R$ 288,443,548.62 (two hundred and eighty eight million, four hundred and forty three thousand, five hundred and forty eight reais and sixty two cents), through the capitalization of the tax benefit resulting from the goodwill amortization incorporated due to the partial split-off of Tele Nordeste Celular Participações S.A. ("TNC"), as allowed by article 7, paragraph 1 of CVM Instruction No. 319/99 and 320/00, and provided for in clause 8 of TNC's Partial Split-Off Protocol.

Pursuant to the provision in said CVM Instruction and in article 171 of Law No. 6.404, dated December 15, 1976, the shares issued through the capitalization will be destined to the controlling shareholder Bitel Participações S.A., with all other shareholders having the option to exercise their right of preference in the subscription of such shares. Those shareholders who exercise their right of preference shall pay Bitel Participações S.A. directly the amounts corresponding to their right of preference.

The capital increase maintains the existing types and classes of shares in the same proportions, and each shareholder will exercise their right of preference relative to the same amount of shares they retain.

The deadline for Shareholders to exercise their right of preference is 30 (thirty) days as of the publication date of this Notice, whereby the following conditions shall be observed:

1 – AMOUNT OF CAPITAL INCREASE:
R$ 23,550,639.15 (twenty three million, five hundred and fifty thousand, six hundred and thirty nine reais and fifteen cents).

2 – QUANTITY AND TYPE OF SHARES TO BE ISSUED:

NUMBER OF SHARES	TYPE OF SHARE
3,014,497,386 (three billion, fourteen million, four hundred and ninety seven thousand, three hundred and eighty six)	Book entry common shares with no par value
4,956,486,811 (four billion, nine hundred and fifty six million, four hundred and eighty six thousand, eight hundred and eleven)	Book entry preferred shares with no par value

3 – ISSUE AND SUBSCRIPTION PRICE:

R$ 3.11 per lot of 1,000 common shares;
R$ 2.86 per lot of 1,000 preferred shares.

4. JUSTIFICATION OF ISSUE PRICE:

The calculation of the share issue price was done based on the average market value of the share, pursuant to the price quotes registered over the last ten trading days of the São Paulo Stock Exchange - BOVESPA, counting backwards as of April 3, 2002 (included).

The issue price will remain fixed during the period reserved for exercising the right of preference.

5 – DEADLINE FOR EXERCISING THE RIGHT OF PREFERENCE:

Start date: 04/08/2002	End Date: 05/07/2002

6 – PROPORTION OF RIGHT:

In order to determine the number of shares to subscribe, the shareholder shall multiply the quantity of shares owned on 04/05/2002 by the following factor: (In American market, the date will be 04/04/2002)

TYPE OF STOCK OWNED	SHARE FACTOR	TYPE TO SUBSCRIBE
Common	0.0235989472	Common
Preferred	0.0235989472	Preferred

7. METHOD OF PAYMENT:

On demand, when making the subscription.

8 – CONDITIONS FOR SUBSCRIBING:

8.1 – Those shareholders who purchased shares up to and including 04/05/2002 will be entitled to subscribe. (In American market, the date will be 04/04/2002). Those shares purchased as of 04/08/2002 will be ex-right of preference for the assignee. (In American market, the ex date will be 04/05/2002)

8.2 – The titleholders of shares who wish to negotiate their rights of subscription, during the right of preference exercise period, shall request the assignment of rights document, which will be issued by the depositary institution of the book entry shares, Banco ABN AMRO Real S.A, or by the Custodian Entity.

8.3. – The Custodian Entities may issue only one assignment of right nominative for each subscriber.

8.4 - The Custodian Entities may subscribe in their name, as fiduciary agents, up to the amount corresponding to the shares in custody.

8.5 – Once an assignment of right is issued and, in the event of a new sale, a notarized declaration which verifies the assignment of right will be requested.

8.6 – Under no circumstances will copies of assignments of rights be accepted.

9 – DIVIDENDS:

With regards to the payment of dividends for the 2002 fiscal year, the shares resulting from this subscription will be entitled to a full dividend payment.

10 - LEFTOVERS:

There will be no excess rights of subscription.

11. – GENERAL INSTRUCTIONS:

During the right of preference exercise period, shareholders shall go to a Banco ABN AMRO Real S.A branch and request the Share Subscription Form, specifying the number of shares to be purchased.

12 – DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 – Personal Entities: Identification Card, CPF (Individual Taxpayer ID) and proof of residence.

12.2 – Legal Entities: Articles of Association or Bylaws, as well as minutes of meeting that elected the current Board, and proof of address.

12.3 – In the case of representation by power of attorney, presentation of said document will be necessary, as well as the documents mentioned in the above items relative to the grantor.

13 – SERVICE LOCATIONS

Banco ABN AMRO Real S.A. branch offices.

Recife, April 5, 2002

Walmir Urbano Kesseli
Financial and Investor
Relations Director

Quarterly Information

March 31, 2002

(A free translation from Portuguese into English of the original report containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

Tele Nordeste Celular Participações S.A.

Quarterly Information

March 31, 2002

Contents

Special Review Report of Independent Auditors

The Board of Directors and Shareholders
Tele Nordeste Celular Participações S.A.
Recife, PE

We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participações S. A. for the quarter ended March 31, 2002, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in conformity with the accounting practices originating in Brazil's Corporation Law.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices originating in Brazil's Corporation Law and norms established by the Comissão de Valores Mobiliários – CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.

Recife, PE, April 23, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC - 2SP 015.199/O-6 - S - PE

Aurivaldo Coimbra de Oliveira
Accountant

19

Tele Nordeste Celular Participações S.A.

Balance sheets

March 31, 2002

(In thousands of reais)

	Parent Company		Consolidated	
Assets	**03.31.02**	**12.31.01**	**03.31.02**	**12.31.01**
Current assets				
Cash and cash equivalents	190	664	232.090	172.266
Trade accounts receivable	-	-	145.885	155.398
Inventories	63	48	6.395	6.147
Recoverable taxes	2.578	2.578	37.842	29.339
Deferred income and social contribution taxes	965	584	48.691	41.943
Dividends and interest on own capital	18.336	18.235	-	-
Other assets	1.405	844	21.516	2.186
	23.537	22.953	492.419	407.279
Noncurrent assets				
Deferred income and social contribution taxes	3.626	3.218	135.536	146.415
Loan to subsidiaries	3.534	3.343	-	-
Other assets	29	25	11.945	10.782
	7.189	6.586	147.481	157.197
Permanent assets				
Investments	648.257	627.142	12.630	13.712
Property, plant and equipment	3.999	4.293	652.008	687.747
	652.256	631.435	664.638	701.459
Total assets	682.982	660.974	1.304.538	1.265.935

	Parent Company		Consolidated	
Liabilities and shareholders' equity	**03.31.02**	**12.31.01**	**03.31.02**	**12.31.01**
Current liabilities				
Accounts payable to suppliers	917	425	52.238	77.445
Loans	-	-	48.898	30.441
Debentures	-	-	17.636	8.589
Taxes payable	411	481	69.960	33.636
Salaries and vacation pay	2.567	2.593	6.596	6.739
Subsidiaries	12.710	10.690	-	-
Dividends and interest on own capital	21.229	21.138	30.943	31.060
Other liabilities	4.019	3.631	19.789	23.063
	41.853	38.958	246.060	210.973
Noncurrent liabilities				
Loans	-	-	82.734	109.281
Debentures	-	-	200.000	200.000
Provision for contingencies	40	40	6.231	2.703
	40	40	288.965	311.984
Minority interests	-	-	128.424	121.002
Shareholders' equity				
Capital stock	186.054	186.054	186.054	186.054
Capital reserve	188.948	193.083	188.948	193.083
Profit reserves	118.511	118.511	118.511	118.511
Retained earnings	147.576	124.328	147.576	124.328
	641.089	621.976	641.089	621.976
Total liabilities and shareholders' equity	682.982	660.974	1.304.538	1.265.935

See accompanying notes .

Tele Nordeste Celular Participações S.A.

Statements of income

For the quarters ended March 31, 2002 and March 31, 2001

(In thousands of reais)

	Parent Company		Consolidated	
	03.31.02	03.31.01	03.31.02	03.31.01
Gross revenue from services and sales				
Telecommunication services and sale of goods	-	-	276.473	257.560
Deductions	-	-	(62.200)	(55.300)
Net revenue	-	-	214.273	202.260
Cost of goods sold and services rendered	-	-	(90.744)	(88.539)
Gross profit	-	-	123.529	113.721
Operating revenues (expenses)				
Selling expenses	-	-	(43.872)	(48.110)
General and administrative expenses	(1.984)	(4.338)	(24.360)	(24.774)
Financial expenses	(620)	(89)	(14.135)	(21.615)
Financial income	171	84	12.465	4.501
Equity in income of subsidiaries	24.778	15.389	(1.554)	-
Other operating revenues	-	-	3.017	5.362
Other operating expenses	(7)	(795)	(13.533)	(9.259)
Operating income	22.338	10.251	41.557	19.826
Nonoperating income	472	-	850	157
Nonoperating expenses	-	(1)	(880)	(141)
Income before income and social contribution taxes, reversal of interest on own capital, and profit shar	22.810	10.250	41.527	19.842
Income and social contribution taxes	788	-	(10.065)	(4.879)
Employees' profit sharing	(350)	(189)	(792)	(487)
Income before minority interests	23.248	10.061	30.670	14.476
Minority interests	-	-	(7.422)	(4.415)
Net income for the period	23.248	10.061	23.248	10.061
Net income per thousand shares - R$	0,07	0,03		
Number of shares at quarter end (thousands)	337.768.636	334.339.028		

See accompanying notes.

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended March 31,2002
(In thousands of reais, except when otherwise stated)

1 Operations

Tele Nordeste Celular Participações S.A. was formed on May 22, 1998, with a base date of February 28, 1998, through a spin-off of certain assets and liabilities of TELEBRÁS, in the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participações S.A. is a publicly traded corporation controlled by Bitel Participações S.A., which holds 51.24% of voting capital and 19.38% of total capital.

The concessions for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged, are regulated by the National Telecommunications Agency *(Agência Nacional de Telecomunicações* – ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

TIMNET.COM S.A was formed on July 13, 2000 and Tele Nordeste Celular Participações S.A. owns 25% of its shares as of March 31, 2002 (33.33% on December 31, 2001). The business purpose of TIMNET is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

Notes to the Quarterly Information for the quarter ended March 31, 2002
(In thousands of reais, except when otherwise stated)

2 Corporate Restructuring – The Millennium Project

The General Shareholders Meeting of June 30, 2001 approved the absorption by merger of the spun off assets of Tele Nordeste Celular Participações S.A. into its subsidiary companies.

In continuity to the corporate restructuring process, Tele Nordeste Celular Participações S.A. intends to consolidate all of its subsidiary companies into one sole legal entity in order to simplify and optimize its corporate structure. This phase is subject to the approval of Anatel.

The accounting records kept for corporate and tax purposes resulting from the corporate reorganization process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

	Consolidated	
	3/31/02	**12/31/01**
Premium incorporated for investment acquisition, net of amortization	469,051	487,566
Provision for integrity of net equity, net of reversals	(313,709)	(321,794)
Tax benefits	155,342	165,772

The premium was recorded under the financial assumption of expected future profits and is being amortized over a 10-year period, and was based on an appraisal report prepared by a specialized firm. In view of the Company's projected results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report.

The provision for integrity of net equity represents approximately 67% of the premium, net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

(In thousands of reais, except when otherwise stated)

In order to provide a better presentation of the quarterly information, the net amount of premium less the provision of R$ 155,342, that, in essence, represents the tax credit balance, was classified in the balance sheet as deferred income and social contribution taxes in current assets (R$ 25,180) and noncurrent assets (R$ 130,162). The amortization of premium and the reversal of the provision are recorded as operating income (expenses).

3 Presentation of the Quarterly Information

The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and rules of the CVM (Brazilian securities Commission).

4 Consolidated Financial Statements

The consolidated financial statements include Tele Nordeste Celular Participações S.A. and the following subsidiary companies:

	Participation %
Telasa Celular S.A.	78.0164
Teleceará Celular S.A.	79.5489
Telepisa Celular S.A.	78.8480
Telern Celular S.A.	75.4192
Telpa Celular S.A.	71.8475
Telpe Celular S.A.	77.6799

Description of main consolidation procedures

a. Elimination of intercompany assets and liabilities;

b. Elimination of participation in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interest in the consolidated financial statements.

24

Notes to the Quarterly Information for the quarter ended March 31, 2002
(In thousands of reais, except when otherwise stated)

5 Summary of Principal Accounting Practices (Parent company and subsidiaries)

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a. Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.

b. Trade accounts receivable

The accounts receivable from telecommunication service subscribers are stated at the tariff rate on the date the service is rendered. They also include amounts receivable for services rendered but not billed up to the date of the balance sheet as well as receivables arising from the sale of mobile telephones.

c. Allowance for doubtful accounts

Is set up at an amount considered adequate to cover any possible losses on collection of accounts receivable.

d. Inventories

Comprising mainly mobile telephones for resale and are valued at average cost, net of the provisions for market value adjustments, when applicable.

e. Investments

Investments in subsidiary companies are valued by the equity method computed at the same date in accordance with the accounting practices used by the parent company.

f. *Property, plant and equipment*

Property, plant and equipment are recorded at acquisition and/or construction cost, net of depreciation. Depreciation is determined using the straight-line method at rates that take into account the assets' estimated economic useful life. The principal annual rates applied are indicated in Note 10. Interest on loans financing construction in progress is capitalized.

Notes to the Quarterly Information for the quarter ended March 31, 2002
(In thousands of reais, except when otherwise stated)

g. *Income and social contribution taxes*

Income and social contribution taxes are calculated at the effective rate in use on the date of the preparation of the quarterly information, according to the accrual basis.

Deferred income and social contribution taxes on timing differences and tax loss carryforwards are recorded in current and noncurrent assets, according to the corresponding expected date of realization.

The tax credit resulting from the absorption of the spun off assets of Tele Nordeste Celular Participações S.A. into the subsidiary companies is being realized over a 10-year period.

h. Loans

These are restated to reflect current interest rates and financial charges in terms of the prevailing contracts so that they reflect amounts incurred until the date of the balance sheet, including hedge contracts.

i. Provision for contingencies

It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts considered sufficient to cover probable losses and risks.

j. Recognition of operating income

Income derived from services rendered and sale of mobile telephones is recorded according to the date the services are rendered, independently from the billings realized in various monthly cycles.

k. Employees' profit sharing

The Company and its subsidiaries have accrued employees' participation in profits based on operating goals, and the amounts accrued this quarter are subject to the approval of the General Shareholders Meeting.

Notes to the Quarterly Information for the quarter ended March 31, 2002
(In thousands of reais, except when otherwise stated)

l. Financial instruments

The Company and its subsidiaries compute, based on relevant market information available or other estimation techniques, the market value of their financial instruments, including the hedge instruments, at the balance sheet date. Any additional information on the comparison of the carrying balances with the market value and on the adopted estimation criteria is presented in Note 14.

m. Earnings per 1,000-share lot

Earnings per 1,000-share lot are calculated based on the number of outstanding shares at the balance sheet date.

6 Transactions with Related Parties (Parent company)

The main transactions between the parent company and subsidiaries are represented by network use services and loans, and were carried out under usual market conditions

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Balance at 3/31/02	Balance at 12/31/01
Assets								
Noncurrent assets:	**350**	**1,007**	**376**	**397**	**1,009**	**395**	**3,534**	**3,343**
Other rights	307	1,007	272	278	672	154	2,690	2,262
Loans	43	-	104	119	337	241	844	1,081
Dividends and interest on shareholders' equity	**2,159**	**5,861**	**-**	**1,453**	**7,478**	**1,385**	**18,336**	**18,235**
Liabilities								
Current liabilities:	**-**	**12,710**	**-**	**-**	**-**	**-**	**12,710**	**10,690**
Other liabilities	-	5	-	-	-	-	5	9
Loans	-	12,705	-	-	-	-	12,705	10,681
Expenses	**-**	**478**	**-**	**-**	**-**	**-**	**478**	**614**
Financial expenses	-	478	-	-	-	-	478	614
Income	**16**	**32**	**7**	**14**	**47**	**11**	**127**	**190**
Financial income	4		7	6	6	3	26	190
Interest on shareholders' equity	12	32	-	8	41	8	101	-

Loans refer to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

Notes to the Quarterly Information for the quarter ended March 31, 2002
(In thousands of reais, except when otherwise stated)

7 Trade Accounts Receivable

	Consolidated	
	3/31/02	**12/31/01**
Billed services	103,065	95,844
Unbilled services	27,798	28,463
Network use	28,407	30,054
Sale of goods	14,276	18,836
	173,546	173,197
Allowance for doubtful accounts	(27,661)	(17,799)
	145,885	155,398
Falling due	104,693	123,775
Due up to 60 days	27,661	27,208
Due over 61 days	41,192	22,214
	173,546	173,197

(In thousands of reais, except when otherwise stated)

8 Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation that there will be future taxable profits, recognize tax credits on tax loss carryforwards for the current and prior years. These tax credits have no expiration term and may be offset at the maximum of 30% of annual taxable income.

Deferred income and social contribution taxes are composed of:

	Parent company		Consolidated	
	3/31/02	**12/31/01**	**3/31/02**	**12/31/01**
Credits from the merger (Notes 2 and 5g)	-	-	155,342	165,772
Provision for contingencies	14	13	1,802	612
Allowance for doubtful accounts		-	9,027	5,233
Employees' profit sharing	561	442	1,290	1,021
Tax losses	2,666	2,366	6,094	8,151
Loan for use depreciation – supplement	-	-	3,193	2,670
Social contribution tax loss	960	852	2,147	2,887
Other provisions	390	129	5,332	2,012
	4,591	3,802	184,227	188,358
Current	(965)	(584)	(48,691)	(41,943)
Noncurrent	3,626	3,218	135,536	146,415

Notes to the Quarterly Information for the quarter ended March 31, 2002
(In thousands of reais, except when otherwise stated)

The reconciliation of income and social contribution taxes calculated by applying the agreed statutory tax rates and the income and social contribution taxes charged against income in 2002 and 2001 is as follows:

	Parent Company		Consolidated	
	3/31/02	3/31/01	3/31/02	3/31/01
Income before income and social contribution taxes	22,810	10,250	41,527	19,842
Employees' profit sharing	(350)	(189)	(792)	(487)
Calculation basis	22,460	10,061	40,735	19,355
Composite tax rate	34%	34%	34%	34%
Income and social contribution taxes at composite statutory tax rate	7,637	3,421	13,850	6,581
Permanent additions (exclusions):				
Provision for net equity integrity	-	-	(4,155)	(4,155)
Equity pick up	(8,425)	(5,232)	-	-
Other amounts	-	1,811	370	2,453
	(8,425)	(3,421)	(3,785)	(1,702)
Income and social contribution taxes charged (credited) to income for the year	(788)	-	10,065	4,879
Actual rate	-3.5%	0.0%	24.7%	25.2%

Notes to the Quarterly Information for the quarter ended March 31, 2002

(In thousands of reais, except when otherwise stated)

9 Investments (Parent Company)

Investments in subsidiaries at March 31, 2002

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Telecearã Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	31,410	113,849	43,164	42,823	89,440	23,392	78,000	
Number of shares held (thousands)								
Common	2,564,842	3,273,740	421,895	315,859	637,716	770,184	15,600,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Participation (%)	78.0164%	77.6799%	71.8475%	75.4192%	79.5489%	78.8480%	25.0000%	
Shareholders' equity without the special premium reserve at 3/31/2002	59,753	178,153	53,082	52,174	190,509	41,575	50,520	
Income (loss) for the period	4,921	7,915	2,408	2,304	14,070	2,136	(6,216)	
Equity pickup	3,839	6,148	1,730	1,738	11,193	1,684	(1,554)	24,778
Investments	46,617	138,389	38,138	39,350	151,548	32,781	12,630	459,453
Effect of partial premium spin-off	19,086	87,882	14,807	17,295	39,524	10,210	-	188,804
Investment at 3/31/02	**65,703**	**226,271**	**52,945**	**56,645**	**191,072**	**42,991**	**12,630**	**648,257**

Investments in subsidiaries at December 31, 2001

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Telecearã Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	31,410	113,849	43,164	42,823	89,440	23,392	78,000	
Number of shares held (thousands)								
Common	2,564,842	3,273,740	421,895	315,859	637,716	770,184	15,600,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Participation (%)	78.0164%	77.6799%	71.8475%	75.4192%	79.5489%	78.8480%	33.3333%	
Shareholders' equity without the special premium reserve at 12/31/2001	54,832	170,238	50,675	49,870	176,439	39,439	41,136	
Income (loss) for year	11,587	32,102	(192)	9,037	39,411	7,429	(5,664)	
Equity pickup	9,040	24,936	(138)	6,816	31,351	5,857	(1,888)	75,974
Investments	42,778	132,241	36,408	37,612	140,355	31,097	13,712	434,203
Effect of partial premium spin-off	19,507	89,815	15,134	17,654	40,395	10,434	-	192,939
Investment at 12/31/01	**62,285**	**222,056**	**51,542**	**55,266**	**180,750**	**41,531**	**13,712**	**627,142**

31

Notes to the Quarterly Information for the quarter ended March 31, 2002

(In thousands of reais, except when otherwise stated)

10 Property, Plant and Equipment

		Parent Company		Consolidated			
	Average annual depreciation rate (%)	3/31/02 Net balance	12/31/01 Net balance	3/31/02 Cost	3/31/02 Accumulated depreciation	3/31/02 Net balance	12/31/01 Net balance
Assets and installations in use:							
Switching equipment	14.29	-	-	159,340	(60,576)	98,764	96,917
Transmission equipment	14.29	-	-	706,351	(348,130)	358,221	371,373
Terminal equipment	12.5 to 50	7	8	45,947	(25,601)	20,346	17,974
Infrastructure	4 to 20	478	524	62,765	(16,656)	46,109	44,098
Assets for general use	10 to 20	2,159	2,293	51,239	(20,567)	30,672	32,492
Intangible assets	20	1,355	1,468	116,000	(29,691)	86,309	68,250
		3,999	4,293	1,141,642	(501,221)	640,421	631,104
Land		-	-	1,285	-	1,285	1,260
Assets and installations in progress		-	-	10,302	-	10,302	55,383
		3,999	4,293	1,153,229	(501,221)	652,008	687,747

32

Notes to the Quarterly Information for the quarter ended March 31, 2002

(In thousands of reais, except when otherwise stated)

11 Loans

	Consolidated	
	3/31/02	**31/12/01**
Foreign currency:		
Loan of US$ 50,000,000, bearing interest at quarterly Libor rate + 1.7750% annual interest, object of a hedging operation at 100% of the CDI monthly rate variation through to final maturity	102,254	102,053
Loan of US$ 13,049,000, bearing fixed interest at pre-fixed Libor rate + 0.4% annual interest, object of a hedging operation (US$ 16.247,000 in 12/31/01) at 100% of the CDI monthly rate variation through to final maturity	29,378	37,669
	131,632	139,722
Current portion	(48,898)	(30,441)
Noncurrent portion	82,734	109,281

Loans of the subsidiary companies are guaranteed by promissory notes in the amount of the principal and interest due and by sureties of Tele Nordeste Celular Participações S.A.

(In thousands of reais, except when otherwise stated)

The noncurrent portion matures up to 2006, as shown below:

	Consolidated	
	3/31/02	**12/31/01**
2003	-	42,325
2004	33,478	33,478
2005	33,478	33,478
2006	15,778	-
	82,734	109,281

The Company subsidiaries entered into hedge operations aimed at protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract at the balance sheet date is R$ 123,810, (R$ 129,447 on December 31, 2001) and the operation matures at the same date of the loan contract.

The loan from the European Bank of Investments has financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company subsidiaries comply with these covenants.

12 Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, at the unit value of R$ 10 (ten reais), totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participações S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

Debentures have financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

(In thousands of reais, except when otherwise stated)

13 Shareholders' Equity

a) Capital stock

The authorized capital is 700,000,000,000 shares, according to the company's bylaws.

On March 31, 2002 and December 31, 2001, subscribed and paid in capital was divided into 337,768,635,592 nominative shares, of which 127,738,638,532 are common and 210,029,997,060 are preferred shares, all without par value.

Preferred shares do not have voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% per year, on the amount resulting from the division of capital stock subscribed by the total number of company shares.

According to its bylaws, Tele Nordeste Celular Participações S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III, of article 202 of Law No. 6,404/76, as dividends for each business year ending on December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determinations of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

b) Capital reserve – Special premium reserve

This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each tax year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

(In thousands of reais, except when otherwise stated)

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 23,196 were realized in 2001 and will be used to increase capital, according to the approval of the General Shareholders Meeting of April 4, 2002.

c) *Profit reserves*

Realizable profit reserve

This reserve was set up when TELEBRÁS spin off took place, and represents income recorded and not realized financially, which was transferred to Tele Nordeste Celular Participações S.A. against its investment in subsidiary companies.

Management proposed and it was approved by the General Shareholders Meeting of April 4, 2002, the realization of the whole reserve, which began to compose the balance of the retained earnings account and, consequently, to be computed in the basis for calculation of dividends.

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to eighty percent (80%) of the amount of capital, and has the objective of expanding the company's business.

Reserve for dividends payable

The Shareholders Meeting of April 4, 2002 approved the proposal presented by Management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. These dividends will be paid in the future to shareholders on the date of the Shareholders Meeting approving allocation of net income for the current year and dividend distribution.

(In thousands of reais, except when otherwise stated)

d) Dividends and Interest on Shareholders' Equity

The balance of dividends and interest on shareholders' equity payable will be restated using the Referential Rate (TR), from the year-end to the date established for the effective payment.

e) Retained earnings

The remaining net income balance for the year ended December 31,2001, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 27,990, composes the balance of the retained earnings account, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented and approved at the General Shareholders Meeting of April 4, 2002.

Considering that the profit reserve limit determined by article 199 of Law No. 6,404/76 was achieved in relation to the amount of capital, Management proposed and was approved by the General Shareholders Meeting of April 4, 2002, that 75% of the amount realized of the realizable profit reserve, corresponding to R$ 52,496, be used to increase capital.

14 Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, on March 31, 2002, their market values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating market values are described as follows:

Cash and cash equivalents

The fair market values of balances held in bank accounts and short-term investments are similar to their carrying values.

Notes to the Quarterly Information for the quarter ended March 31, 2002

(In thousands of reais, except when otherwise stated)

Intercompany loans receivable/payable

The fair market values are equal to their carrying values since there are no similar instruments.

Recoverable deferred taxes

The fair market values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes related to temporary additions and tax losses.

Loans

The fair market values of loans were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

Derivatives

It is the Company subsidiaries' policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using pre-fixed interest rates as a hedging instrument for its loans.

The carrying balances that are different from the fair market value of the financial instruments included in the March 31, 2002 balance sheet are identified below:

	3/31/02		12/31/01	
Description	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Loans:				
In foreign currency	131,632	131,632	139,722	139,722

The fair market values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.

15 Insurance

On March 31, 2002, Tele Nordeste Celular S.A and its subsidiaries had insurance coverage against fire and sundry risks on their fixed assets, in amounts considered sufficient to cover possible losses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULLAR PARTICIPAÇÕES S.A.

Date: May 06, 2002

By ______________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer